*PW


10031874



SEC MAIL
RECEIVED
AUG 3 0 2010
WASH, D.C.
193
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29620

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAPDELAINE & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 WATER STREET
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TERESA O'LEARY — 212 208-9130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPER LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEOFFREY COLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHAPDELAINE & CO., as of JUNE 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

TERESA O'LEARY
Notary Public, State of New York
No. 02-OL6013969
Qualified in Nassau County
Term Expires February 14, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chapdelaine & Co.
Index
June 30, 2010

Page(s)

PRICEWATERHOUSECOOPERS


SEC Mail
Received
Processing
AUG 30 2010
Wash. D.C.
193
Section

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Chapdelaine & Co.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Chapdelaine & Co. (the "Company") for the year ended June 30, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Agreed the payment of $127,822 made on February 25, 2010 to the check No. 7291, noting no differences.
   b. Agreed the payment of $139,538 made on August 20, 2010 to the check No. 9324, noting no differences.

2. Compared the Total Revenue amount of $107,884,963 reported on page 3 of the audited Form X-17A-5 for the year ended June 30, 2010 to the Total Revenue amount of $107,884,963 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2010, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared the deduction of $918,865 on line 3, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions", to the sum of the clearing costs of $921,649 reported on page 3 of the audited Form X-17A-5 for the year ended June 30, 2010. A difference of $2,784 was noted.
   b. Compared the deduction of $21,892 on line 7 of Form SIPC-7, "Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business", to the underlining invoices totaling $21,892, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PRICEWATERHOUSECOOPERS

a. Recalculated the mathematical accuracy of the $106,944,206 "SIPC Net Operating Revenue" as the "Total revenue" of $107,884,963 on page 2 from line 2a of the Form SIPC-7 less "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $918,865 on page 2 from line 2c (3) and less "Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business" of $21,892 on page 2 from line 2c (7) of the Form SIPC-7, noting no differences.
b. Recalculated the mathematical accuracy of the $267,360 "General Assessment" @.0025 on page 2 from line 2e as the $106,944,206 of "SIPC Net Operating Revenue" as recalculated in procedure 4a above, multiplied by 0.0025. A difference of $1 was noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 27, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended June 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029620 FINRA JUN
CHAPDELAINE & CO
1 SEAPORT PLAZA
199 WATER ST FL 17
NEW YORK NY 10038-3539

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Teresa O'Leary 212-208-9130

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $267,360

B. Less payment made with SIPC-6 filed (exclude interest) (127,822)
2/25/2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 139,538-

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $139,538-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $139,538

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHAPDELAINE & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/SVP
(Title)

Dated the 17 day of August, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2009
and ending June 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 107,884,963

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 918,865

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 21,892

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 940,757

2d. SIPC Net Operating Revenues $ 106,944,206

2e. General Assessment @ .0025 $ 267,360

(to page 1 but not less than $150 minimum)


SEC MAIL
RECEIVED
PROCESSING
AUG 30 2010
WASH, D.C.
193
SECTION

Chapdelaine & Co.

Statement of Financial Condition
June 30, 2010

Chapdelaine & Co.
Index
June 30, 2010

PRICEWATERHOUSECOOPERS


SEC MAIL PROCESSING
RECEIVED
AUG 3 0 2010
WASH, D.C.
193
SECTION

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Partners of
Chapdelaine & Co.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Chapdelaine & Co. (the "Company") for the year ended June 30, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended June 30, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Agreed the payment of $127,822 made on February 25, 2010 to the check No. 7291, noting no differences.
    b. Agreed the payment of $139,538 made on August 20, 2010 to the check No. 9324, noting no differences.

2. Compared the Total Revenue amount of $107,884,963 reported on page 3 of the audited Form X-17A-5 for the year ended June 30, 2010 to the Total Revenue amount of $107,884,963 reported on page 2, item 2a of Form SIPC-7 for the year ended June 30, 2010, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction of $918,865 on line 3, "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions", to the sum of the clearing costs of $921,649 reported on page 3 of the audited Form X-17A-5 for the year ended June 30, 2010. A difference of $2,784 was noted.
    b. Compared the deduction of $21,892 on line 7 of Form SIPC-7, "Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business", to the underlining invoices totaling $21,892, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

PRICEWATERHOUSECOOPERS

a. Recalculated the mathematical accuracy of the $106,944,206 "SIPC Net Operating Revenue" as the "Total revenue" of $107,884,963 on page 2 from line 2a of the Form SIPC-7 less "Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions" of $918,865 on page 2 from line 2c (3) and less "Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business" of $21,892 on page 2 from line 2c (7) of the Form SIPC-7, noting no differences.
b. Recalculated the mathematical accuracy of the $267,360 "General Assessment" @.0025 on page 2 from line 2e as the $106,944,206 of "SIPC Net Operating Revenue" as recalculated in procedure 4a above, multiplied by 0.0025. A difference of $1 was noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 27, 2010

SIPC-7

(32-REV 6/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(32-REV 6/10)

For the fiscal year ended June 30, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

029620 FINRA JUN
CHAPDELAINE & CO
1 SEAPORT PLAZA
199 WATER ST FL 17
NEW YORK NY 10038-3539

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Teresa O'Leary 212-208-9130

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 267,360

B. Less payment made with SIPC-6 filed (exclude interest) (127,822)

2/25/2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 139,538 -

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 139,538 -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 139,538

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHAPDELAINE & Co.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of August, 2010.

CFO/SVP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2009
and ending June 30, 2010
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 107,884,963

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 918,865

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 21,892

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 940,757

2d. SIPC Net Operating Revenues $ 106,944,206

2e. General Assessment @ .0025 $ 267,360

(to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of
Chapdelaine & Co.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chapdelaine & Co. (the "Company") at June 30, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.



August 27, 2010

Chapdelaine & Co.
Statement of Financial Condition
June 30, 2010

Assets	
Cash and cash equivalents	$ 10,180,406
Receivable and deposit with clearing broker and broker-dealers	1,936,438
Prepaid and deferred taxes	148,592
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,455,668	1,901,221
Other assets	1,240,863
Total assets	$ 15,407,520
Liabilities and Partners' Equity	
Liabilities	
Account payable and accrued expenses	$ 10,499,940
Total liabilities	10,499,940
Commitments and contingencies (Note 4)	
Partners' equity	4,907,580
Total liabilities and Partners' equity	$ 15,407,520

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature Of Business

Chapdelaine & Co. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is fully owned by two entities, Chapdelaine Municipal Brokers Inc. ("CMBI") and Chapdelaine & Co. Municipal Securities Inc. "(CMSI").

The Company was organized as a partnership in New York State in 1983. The Company is headquartered in New York City, New York with additional offices located in Chicago, IL, Boca Raton, FL and Charlotte, NC. The Company's products include Municipals, Corporates, Agencies and US Treasuries.

The Company operates an internet-based bid wanted system for the purpose of displaying bid wanted and offerings in Municipal products. The Company acts in principal capacity in transactions, simultaneously executing purchases and sales with each counterparty, providing complete anonymity to both the buyer and seller. Transactions executed with broker-dealers and others are cleared on a fully disclosed basis through Pershing LLC.

In January 2009, the Company began the operations of Chapdelaine Credit Partners, a division of the Company with dedicated focus on less liquid credit sectors within the investment grade, high yield, bank loan, distressed and structured credit products.

2. Significant Accounting Policies

Basis of Financial Presentation

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Effective for the year ended June 30, 2010, the Financial Accounting Standards Board Accounting Standards Codification (the "Codification") is the single source of authoritative literature of GAAP. The Codification consolidates all authoritative accounting literature which supersedes all pre-existing accounting and reporting standards, excluding separate rules and other interpretive guidance released by the Securities and Exchange Commission. New accounting guidance is now issued in the form of Accounting Standards Updates ("ASU"), which update the Codification.

The following is a summary of the significant accounting policies followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash equivalents as demand deposits with banks and money market funds with original maturities of three months or less at the time of purchase. At June 30, 2010, the majority of cash and cash equivalent were held in several accounts at three major financial institutions. These cash amounts were in excess of the Federal Depository Insurance Corporation ("FDIC") limit.

Receivables and deposit with clearing broker and broker-dealers
Receivables and deposit with clearing broker and broker-dealers consist of the following at June 30, 2010:

Deposit with clearing broker	$	260,014
Commission receivable from clearing broker		1,548,329
Commission receivable from broker-dealers		128,095
	$	**1,936,438**

Property, Leasehold Improvements, and Equipment
Furniture, equipment and leasehold improvements are carried at cost. Depreciation of furniture and equipment including amortization of assets held under operating leases is computed on either an accelerated or straight-line method over the estimated useful life of such assets. Leasehold improvements are amortized over the lesser of their economic lives or the remaining term of the lease.

Income Taxes
As a partnership, the Company is not subject to income tax in any of the jurisdictions in which it operates except for unincorporated business taxes in the New York City. Instead, the partners of the Company are individually liable for the taxes on their share of the Company's income.

Deferred income taxes are determined under the asset and liability method and are recognized for tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to differences between financial statement basis and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. The Company provides a valuation allowance against deferred tax assets ("DTA") when it is more likely than not that such DTAs will not be realized.

On July 1, 2009, the Company adopted guidance on accounting for uncertainty in income taxes. This guidance describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax benefit for positions deemed to meet the "more-likely-than-not" threshold would be recorded in the current year at the largest amount of tax benefit that will more likely than not be realized upon settlement with the taxing authority. The Company policy is to accrue interest and penalties associated with unrecognized tax benefits in income tax expense and the corresponding liability in income taxes payable or income taxes receivable, net in the Statement of Financial Condition.

3. Other Assets

Other assets in the statement of financial condition at June 30, 2010 consist of the following:

Prepaid Expenses	$	489,502
Advance to Officer		500,000
Advances to Other Employees		251,361
Other Assets Total	**$**	**1,240,863**

4. Commitments and Contingencies

ASC Section 460, Guarantees, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

The Company is obligated under leases for its office space expiring at various dates through February 28, 2014.

Future minimum annual rental commitments under the lease are as follows:

For the year ending June 30		
2010	$	445,110
2011		88,763
2012		58,702
2013		37,229
2014		6,205
	$	636,009

Pending Claims

Chapdelaine & Co. and Chapdelaine Credit Partners (collectively, "Chapdelaine") are named as defendants in an action pending in the New York Supreme Court for the County of New York, pursuant to a complaint file on or about March 31, 2010 (the "Complaint") by CRT Capital Group LLC as plaintiff ("CRT") asserting claims for damages in connection with an alleged breach of a mutual confidentiality and non-solicitation agreement executed by the parties in November of 2009. Chapdelaine filed its Answer denying the allegations alleged in the Complaint on or about April 20, 2010, and is currently awaiting a response from the Plaintiff. Chapdelaine believes that this suit is without merit and intends to vigorously defend the case.

Chapdelaine has been named as an additional defendant in a FINRA Arbitration Matter filed by Miller Tabak Roberts Securities LLC ("MTR") against a former employee of MTR and a current employee of Chapdelaine alleging inappropriate use by the employee of confidential firm information while employed by Chapdelaine. MTR had also filed a claim in New York Supreme Court for the County of New York, which was withdrawn on May 10, 2010, but advised the parties on May 11, 2010 that it intends to pursue the arbitration with FINRA, although Chapdelaine has not received any additional communications regarding the FINRA proceeding to date. Chapdelaine believes that this action is without merit and intends to vigorously defend its interests in the case.

5. Related Party Transactions

The Company has made various advances to employees and an officer, primarily for advances on commissions, which amounts to $751,361 at June 30, 2010.

6. Property, Equipment and Software

Property, equipment and software at June 30, 2010 consist of the following:

Leasehold improvements	$ 350,245
Fumiture, fixtures and office equipment	1,272,927
Computer equipment	1,449,156
Capitalized software	284,561
	3,356,889
Accumulated depreciation and amortization	(1,455,668)
Property, equipment and software, net	$1,901,221

7. Off Balance Sheet Risk and Concentration of Credit Risk

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker which is subject to the credit risk of the clearing broker. The Company maintains a deposit of $260,014 with its clearing broker.

The Company is engaged in various trading and brokerage activities in which counterparties primarily including broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Income Tax

The Company has a deferred tax asset balance of approximately $740 at June 30, 2010 related to depreciable assets.

In connection with any potential or actual liabilities for uncertain tax positions, the Company had no change in its liabilities for the year ended June 30, 2010, and no liabilities for uncertain tax positions at June 30, 2010.

9. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"). Under the alternative method permitted by the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At June 30, 2010, the Company had net capital of $2,556,271, which exceeded the Company's required minimum net capital requirements by $2,306,271.

10. Subsequent Events

The Company has performed an evaluation of subsequent events through August 27, 2010, which is the date the financial statements were issued.